PAX WORLD MONEY MARKET FUND, INC.

                             SECRETARY'S CERTIFICATE

         I, Rosanne Holtzer, DO HEREBY CERTIFY, that I am the Secretary of Pax World Money Market Fund, Inc., a Maryland corporation (the "Corporation"), and that I am the keeper of the records and seal thereof; that the attached is a true and correct copy of the resolutions duly adopted by the Board of Directors at a meeting thereof held April 20 2006, and that the resolutions remain in full force and effect.





         IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the corporation this 11th day of August, 2006.




                                                        /s/Rosanne Holtzer
                                                        --------------------
                                                           Rosanne Holtzer
                                                           Secretary


(Seal)